# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 51Talk Online Education Group, CIK 0001659494
CUSIP: 16954L204
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 24 Raffles Place #17-04 Clifford Centre, Singapore, Singapore (U0), 068809
Date of event which requires filing of this statement: 12/03/2025
Filed by CIK 0001470766
Persons authorized to receive notices and communications: HongShan Capital Growth Fund I, c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands (E9), KY1-1104, (852) 2501 8989

## Reporting persons
- HSG Venture V Holdco I, Ltd. ("HSG V HOLDCO I"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 28,494,075; sole dispositive power 0; shared dispositive power 28,494,075; aggregate amount beneficially owned 28,494,075 (11.5% of the class)
  Comment: Row 8, 10, 11: Represented by 474,901 American Depositary Shares.
  
  Row 11: Based on 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025.
- HongShan Capital Venture Fund V, L.P. ("HSGCVF V") (CIK 0001618279): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 28,494,075; sole dispositive power 0; shared dispositive power 28,494,075; aggregate amount beneficially owned 28,494,075 (11.5% of the class)
  Comment: Row 8, 10, 11: Represented by 474,901 American Depositary Shares.
  
  Row 11: Based on 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025.
- HSG Venture V Management, L.P. ("HSGCVF MGMT V") (CIK 0001742982): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 28,494,075; sole dispositive power 0; shared dispositive power 28,494,075; aggregate amount beneficially owned 28,494,075 (11.5% of the class)
  Comment: Row 8, 10, 11: Represented by 474,901 American Depositary Shares.
  
  Row 11: Based on 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025.
- HSG Growth I Holdco A, Ltd. ("HSG I Holdco A"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HongShan Capital Growth Fund I, L.P. ("HSGCGF I") (CIK 0001402494): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HongShan Capital Growth Fund Management I, L.P. ("HSGCF MGMT I") (CIK 0001470765): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HSG Holding Ltd ("HSG Holding") (CIK 0001470766): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 28,494,075; sole dispositive power 0; shared dispositive power 28,494,075; aggregate amount beneficially owned 28,494,075 (11.5% of the class)
  Comment: Row 8, 10, 11: Represented by 474,901 American Depositary Shares.
  
  Row 11: Based on 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025.
- SNP China Enterprises Limited ("SNP") (CIK 0001537592): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 28,494,075; sole dispositive power 0; shared dispositive power 28,494,075; aggregate amount beneficially owned 28,494,075 (11.5% of the class)
  Comment: Row 8, 10, 11: Represented by 474,901 American Depositary Shares.
  
  Row 11: Based on 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025.
- Neil Nanpeng Shen ("NS") (CIK 0001279329): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 28,494,075; sole dispositive power 0; shared dispositive power 28,494,075; aggregate amount beneficially owned 28,494,075 (11.5% of the class)
  Comment: Row 8, 10, 11: Represented by 474,901 American Depositary Shares.
  
  Row 11: Based on 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: 51Talk Online Education Group
Address of issuer's principal executive offices: 24 Raffles Place #17-04 Clifford Centre, Singapore, Singapore (U0), 068809

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of Class A ordinary shares and the percentage of total outstanding Class A ordinary shares beneficially owned by the Reporting Persons are set forth below. References to percentage ownerships of Class A ordinary shares in this Statement are based upon the 247,187,397 Class A ordinary shares of the Issuer outstanding as of December 31, 2024, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 25, 2025. The Reporting Persons may be deemed to beneficially own an aggregate of 28,494,075 Class A ordinary shares, represented by 474,901 American Depositary Shares, which constitutes approximately 11.5% of the Issuer's outstanding Class A ordinary shares, calculated in accordance with Rule 13d-3 under the Act.

HSG V HOLDCO I (formerly known as SCCV V HOLDCO I) beneficially owns 28,494,075 Class A ordinary shares, which represents approximately 11.5% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

HSGCVF V (formerly known as SCCVF V), as the parent company of HSG V HOLDCO I, may be deemed to beneficially own 28,494,075 Class A ordinary shares, which represents approximately 11.5% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

HSGCVF MGMT V (formerly known as SCCVF MGMT V), as the general partner of HSGCVF V, may be deemed to beneficially own 28,494,075 Class A ordinary shares, which represents approximately 11.5% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

HSG Holding (formerly known as SCC HOLD), as the general partner of HSGCVF MGMT V, may be deemed to beneficially own 28,494,075 Class A ordinary shares, which represents approximately 11.5% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, as the parent company of HSG Holding, may be deemed to beneficially own 28,494,075 Class A ordinary shares, which represents approximately 11.5% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS, as the sole owner and the sole director of SNP, may be deemed to beneficially own 28,494,075 Class A ordinary shares, which represents approximately 11.5% of the outstanding Class A ordinary shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Class A ordinary shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: On December 3, 2025, HSGCGF I sold 192,322 American Depositary Shares (representing 11,539,320 Class A ordinary shares) in a block trade at a price of $30.50 per American Depostiary Share, for an aggregate amount of $5,865,821. Such American Depositary Shares had previously been distributed by HSG I Holdco A to HSGCGF I.

## Signatures
- HSG Venture V Holdco I, Ltd. ("HSG V HOLDCO I"): /s/ Neil Nanpeng Shen, By: Neil Nanpeng Shen, Authorized Signatory (12/05/2025)
- HongShan Capital Venture Fund V, L.P. ("HSGCVF V"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (12/05/2025)
- HSG Venture V Management, L.P. ("HSGCVF MGMT V"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (12/05/2025)
- HSG Growth I Holdco A, Ltd. ("HSG I Holdco A"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (12/05/2025)
- HongShan Capital Growth Fund I, L.P. ("HSGCGF I"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (12/05/2025)
- HongShan Capital Growth Fund Management I, L.P. ("HSGCF MGMT I"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (12/05/2025)
- HSG Holding Ltd ("HSG Holding"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (12/05/2025)
- SNP China Enterprises Limited ("SNP"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (12/05/2025)
- Neil Nanpeng Shen ("NS"): /s/ Neil Nanpeng Shen, Neil Nanpeng Shen (12/05/2025)